[GRAPHIC OMITTED] Acergy

                   Acergy S.A. awarded $500 million contract
                                offshore Nigeria

London, England - October 19, 2009 - Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a contract valued at approximately $500 million from Chevron Nigeria Ltd for their gas development programme in Escravos, offshore Nigeria, in water depths of up to 40 metres.

This engineering, procurement, fabrication, transportation, installation, tie-in and commissioning contract includes the procurement and installation of over 130 km of pipelines, the fabrication and installation of 15 risers and 3 subsea tie-ins and the installation of over 40 crossings.

Engineering will commence immediately, with offshore installation due to commence in Q4 2010.

Bruno Chabas, Acergy's Chief Operating Officer, said: "We are delighted to have been awarded this contract which leverages our strong local engineering and project management skills in Nigeria and further re-enforces Acergy's strong presence in the upgrade and development of conventional oil and gas fields in West Africa."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

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Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of the awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.